10028645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51825

SEC Mail Processing Section RECEIVED MAR 31 2010 Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multitrade Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1430
(No. and Street)

New York (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Luis Restrepo (212) 277-8175
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 4/1

OATH OR AFFIRMATION

I, Luis Restrepo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multitrade Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SUSAN D. OPPENHEIM
Notary Public, State of New York
No. 01OP6076892
Qualified in Kings County
Commission Expires July 1, 2010

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 31 2010
WASH. D.C.
193
SECTION

MULTITRADE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
MultiTrade Securities, LLC

We have audited the accompanying statement of financial condition of MultiTrade Securities, LLC as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MultiTrade Securities, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 4, 2010

MULTITRADE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 1,579
Receivable from brokers and dealers	333,989
Office furniture and equipment, at cost (net of accumulated depreciation of $24,304)	-0-
Other assets	10,888
TOTAL ASSETS	$ 346,456

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 177,142
Bank line of credit	79,500
Total Liabilities	$ 256,642
Members' Capital	$ 89,814
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 346,456

The accompanying notes are an integral part of this financial statement.

MULTITRADE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of New York. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at two financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Guaranteed Payments - Guaranteed payments to members of the Company are included in compensation and related benefits on the statement of income.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Office Furniture and Equipment - Depreciation of office furniture and equipment was provided using the straight line method over three, five and seven year periods.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash and cash equivalents on the statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

The Company is subject to New York City unincorporated business tax (UBT).

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009 the Company's net capital and required net capital were $74,926 and $17,109 respectively. The ratio of aggregate indebtedness to net capital was 343%.

NOTE 5 - BANK LINE OF CREDIT

The Company has established an $80,000 business line of credit with a financial institution that bears a variable interest rate equal to the financial institution's prime rate + 3.2%. A member of the Company has personally guaranteed repayment of this loan. The balance on this line at December 31, 2009 was $79,500.

NOTE 6 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to meet the needs of customers.

The Company's customers may also sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

NOTE 6 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS - *(Continued)*

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into several agreements with other broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealers. As part of the terms of the agreement between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under terms of one of the aforementioned agreements the Company is required to maintain a $200,000 deposit with a Clearing Broker/dealer. This amount is included in receivable from broker/dealers on the statement of financial condition. The Company is also prohibited from entering into similar agreements with other broker/dealers without prior written consent from the same Clearing Broker/dealer. Termination fees, minimum clearing charges and other items are included in these agreements.

NOTE 7 - OPERATING AGREEMENT AND MEMBERSHIP INTERESTS

The Company may admit up to 99 members and has three classes of membership interests: Institutional Membership Interests; Class A Membership Interests; and Class B Membership Interests.

Institutional Investor Membership Interests are issued to entities having made capital contributions in excess of a stipulated amount.

Class A Membership Interests are issued to members that are also employees of the Company.

Class B Membership interests are issued to all members that are not classified as Institutional Investors or Class A Members.

Both Class A Membership Interests and Institutional Investor Membership Interests may not be sold or otherwise transferred without the transferring member providing prior written notification to the Company. After the notification is received, all other Class A and Institutional Investor Members have the right to purchase a specified portion of the membership interests intended to be transferred.

With the exception of the preferences, responsibilities and restrictions assigned to the institutional investors that are hereafter disclosed, no class of membership interest has priority over any other class with respect to return of capital, redemptions, allocation of profits and losses, or distributions.

Institutional investors are entitled to distributions equal to 5% of operating income in preference to all other members. However, these distributions are subject to the restrictions pertaining to SEC Rule 15c3-1 (the Net Capital Rule). One Institutional Investor is also entitled to receive an additional 5% interest in the Company on or before July 24, 2011 without paying additional consideration.

Profits and losses, as defined in the Operating Agreement, are apportioned to all classes of membership interest based upon each member's ownership interest in relation to all membership interests. However, no losses may be allocated to a member's capital account if the allocation of the losses will create or increase a deficit balance in the member's capital account. In such instances the losses that would ordinarily be allocable to the member, will be allocated to all other

NOTE 7 - OPERATING AGREEMENT AND MEMBERSHIP INTERESTS - *(Continued)*

members without deficit balances. However, in the past, since most capital account balances are negative, this provision has been ignored regarding the allocation of losses.

The Managing members may not be removed or replaced by the members of the Company. All new members must be approved by the Managing members. The return of all or part of any member's capital contributions, including the complete redemption of a membership interest, shall be at the sole discretion of the Managing members.

Without the prior written approval of two thirds of the membership interests, the Company is prohibited from amending or repealing any provision of the operating agreement, from taking any action that would diminish, dilute, or otherwise alter the rights of Institutional Investors, or certain specific actions that would diminish, dilute, or otherwise alter the rights of all members. Advanced written approval of both parties is also required to hire a managerial employee and prior to taking any action that would significantly alter the Company's existing assets or liabilities, its mode of operations or its intended financial strategy, and/or the method of reporting and verifying the financial results of its operations.

Some additional provisions of the Operating Agreement are:

The Company may be dissolved by the vote or written consent of two thirds of all membership interests, or upon the sale, transfer or disposition of substantially all the Company's assets. Unless certain actions are taken by the Company's remaining members, the Company may also be dissolved due to the death of the Managing members.

If a member wishes to sell or otherwise withdraw his or her membership interest, or if a membership interest is to be terminated for reasons of death, incapacity, dissolution, or termination of full time employment in the case of Class A Members, the Company has the first right to purchase the membership interest at fair market value.

All distributions are prohibited that will reduce the Company's net capital, as defined by SEC Rule 15c3-1, below the minimum amount required by that rule, or below 120% of the minimum net capital required by any agreement to which the Company is a party.

NOTE 7 - OPERATING AGREEMENT AND MEMBERSHIP INTERESTS - *(Continued)*

The Company is designated as a minority owned business and the operating agreement provides that the Company should take any appropriate action to insure that at least 51% of the Company remains minority owned.

The foregoing is a synopsis of significant provisions contained in the operating agreement. Financial statement readers should take no actions before reading the operating agreement in its entirety.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company subleases office space from a Lighthouse Financial Group, LLC (LFG), which is a member of the Company. This member has not charged the Company any rent for the year.

Included in receivable from broker/dealers on the statement of financial condition is commissions receivable of $133,989 from LFG, a registered broker/dealer.

NOTE 9 - SUBSEQUENT EVENT

On March 18, 2010 the Company notified FINRA and the Securities and Exchange Commission of net capital deficiencies subsequent to December 31, 2009.

The Company has since ceased operating as an active broker/dealer until such time they are able to comply with net capital requirements.

MULTITRADE SECURITIES, LLC

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
MultiTrade Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by MultiTrade Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 solely to assist you and the other specified parties in evaluating MultiTrade Securities, LLC's compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). MultiTrade Securities, LLC's management is responsible for MultiTrade Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7T with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared amounts included in the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in Form SIPC-7T for the period ended December 31, 2009, noting no differences;

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers including the trial balance and the general ledger detail noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers including the trial balance and general ledger detail supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 4, 2010

MULTITRADE SECURITIES, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2009

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 1,052
Less Payments Made:			
	Date Paid	Amount	
	1-12-2009	$ 150	
	9-18-2009	483	
			(633)
Interest on late payment(s)			
Total Assessment Balance and Interest Due			$ 419
Payment made with Form SIPC 7T			$ 419

See Accountant's Report

MULTITRADE SECURITIES, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2009

Total revenue	$ 501,444
Additions:	
Interest and dividend expense deducted above	16,933
Total additions	$ 16,933
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	0
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	80,687
Net gain from securities in investment accounts	0
Total interest and dividend expense	16,933
Total deductions	$ 97,620
SIPC NET OPERATING REVENUES	$ 420,757
GENERAL ASSESSMENT @ .0025	$ 1,052

See Accountant's Report